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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                      INTERNATIONAL MONETARY SYSTEMS, LTD.
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                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
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                         (Title of Class of Securities)


                                      NONE
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                                 (CUSIP Number)


                                DONALD F. MARDAK
                      INTERNATIONAL MONETARY SYSTEMS, LTD.
                          NEW BERLIN, WISCONSIN 53151
                            (262) 780-3640 Ext. 1205
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 JULY 25, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. None                    13D                        Page  2 of  4 Pages
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
                               DONALD  F. MARDAK
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

                                       PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7   SOLE VOTING POWER
  NUMBER OF
                    1,440,000 SHARES
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    NONE
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,440,000 SHARES
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    NONE
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,440,000 SHARES
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     67.4%
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14   TYPE OF REPORTING PERSON (See Instructions)

                                       IN
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CUSIP No.: None                                                Page 3 of 4 Pages
================================================================================

ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is common stock, par value $0.0001 per share ("Shares"), and the name of the issuer of the Shares is International Monetary Systems, Ltd. ("Issuer"); the address of the principal executive offices of the Issuer is 16901 West Glendale Drive, New Berlin, Wisconsin 53151.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  The person filing this statement is Donald F. Mardak.

         (b) Mr. Mardak's business address is 16901 West Glendale Drive, New Berlin, Wisconsin 53151.

         (c)  The present principal occupation of the reporting person:

         Donald F. Mardak is the President, a director and a principal shareholder of the Issuer. The issuer is a Wisconsin corporation which acquires, owns, manages and operates trade exchanges and related businesses. Trade exchanges or barter networks are financial service firms which permit companies and individuals to exchange goods and services utilizing an electronic currency known as "trade dollars."

         (d) Mr. Mardak has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) During the last five years, Mr. Mardak has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which proceeding he was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Mardak is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Donald F. Mardak acquired beneficial ownership of 360,000 Shares upon the inception of the Issuer in 1988; in payment for such Shares, Mr. Mardak contributed all of the assets of a sole proprietorship wholly owned by him, valued at $85,000. Such assets constituted personal funds; no amounts were borrowed. Thereafter, the number of Shares beneficially owned by Mr. Mardak increased from 360,000 to 1,440,000 as a result of two 2-for-1 splits of the Issuer's common stock effected in 1999; no additional consideration was paid by Mr. Mardak in connection with such common stock splits. Accordingly, Mr. Mardak has paid an aggregate of $85,000 to purchase an aggregate of 1,440,000 Shares (all of the Shares beneficially owned by him as of the date of filing of this statement).

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Mardak has made the purchases described in Item 5 for purposes of investment; based upon his continuing assessment of the business results and prospects of the Issuer, market conditions, economic conditions and other relevant factors, Mr. Mardak may determine to dispose of all or a portion of the Shares held by him or to purchase additional Shares for investment.



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CUSIP No.: None                                                Page 4 of 4 Pages
================================================================================
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of June 30, 2000 (as reported on the Issuer's Form SB-2, effective July 25, 2000 (File No. 333-94597), 2,136,704 Shares were issued and outstanding; no unissued Shares were subject to options or other rights to acquire beneficially owned by Mr. Mardak. Accordingly, percentage calculations appearing in this statement are based upon 2,136,704 Shares. Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, Mr. Mardak beneficially owns 1,440,000 or 67.4% of the Shares.

         (b) Mr. Mardak holds sole voting and dispositive power with respect to all of the 1,440,000 Shares beneficially owned by him.

         (c)  Not Applicable.

         (d)  Not Applicable.

         (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.





                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated:  August 1, 2000



                                                  /s/ DONALD F. MARDAK
                                                  ------------------------------
                                                      Donald F. Mardak